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ANNUAL AUDITED REPORT
MAR 0 1 20 FORM X-17A-5
PART III
Washington DC
408   FACING PAGE

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SEC FILE NUMBER
8-69271

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABD Retirement Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Sansome Street, Suite 300
_____
                        (No. and Street)

San Francisco   CA   94111
_____
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Call   415-483-7763
_____
                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
_____
          (Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200 Walnut Creek   CA   94596
_____
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Call _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABD Retirement Services, Inc. _____, as of December 31 _____, 20 17 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABD RETIREMENT SERVICES, INC.

TABLE OF CONTENTS

December 31, 2017

Report of Independent Registered Public Accounting Firm

To the Shareholder of
ABD Retirement Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ABD Retirement Services, Inc. (the "Company") as of December 31, 2017, and the related statements of income and expense, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of ABD Retirement Services, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ABD Retirement Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter & Associates LLP

We have served as ABD Retirement Services, Inc.'s auditor since 2014.
Walnut Creek, California

February 27, 2018

ABD RETIREMENT SERVICES, INC.
Statement of Financial Condition
December 31, 2017

ASSETS

Cash and cash equivalents	$	843,100
Accounts receivable		1,134,521
Prepaid expenses		2,356
Total assets	$	1,979,977

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued liabilities	$	22,782
Due to shareholder		20,665
Total liabilities		43,447

Shareholder's equity:

Common shares (no par value, 1,000 shares authorized, issued, and outstanding)		25,000
Retained earnings		1,911,530
Total shareholder's equity		1,936,530
	$	1,979,977

ABD RETIREMENT SERVICES, INC.
Statement of Income and Expense
For the Year Ended December 31, 2017

Revenue:		
Commissions and fees	$	4,504,397
Total Revenue		4,504,397
Operating expenses:		
Professional fees		74,942
Regulatory fees		17,436
Total operating expenses		92,378
Income before provision for income taxes		4,412,019
Provision for income taxes:		
State income taxes		66,180
Net income	$	4,345,839

ABD RETIREMENT SERVICES, INC.
Statement of Changes in Shareholder's Equity

| | Common Stock | | Retained | |
	Shares	Amount	Earnings	Total
Balance December 31, 2016	1,000 $	25,000 $	1,500,691 $	1,525,691
Distributions	-	-	(3,935,000)	(3,935,000)
Net income	-	-	4,345,839	4,345,839
Balance December 31, 2017	1,000 $	25,000 $	1,911,530 $	1,936,530

ABD RETIREMENT SERVICES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows from operating activities:		
Net income	$	4,345,839
Changes in operating assets and liabilities:		
Accounts receivable		(260,184)
Prepaid expenses		(1,643)
Accounts payable and accrued liabilities		9,084
Due to shareholder		(302,212)
Net cash provided by operating activities		3,790,884
Cash flows from financing activities:		
Distributions		(3,935,000)
Net decrease in cash and cash equivalents		(144,116)
Cash and cash equivalents, beginning of year		987,216
Cash and cash equivalents, end of year	$	843,100

ABD RETIREMENT SERVICES, INC.
Notes to Financial Statements
December 31, 2017

Note 1 - Organization and operations:

ABD Retirement Services, Inc. (the "Company") was incorporated in 2012 under the laws of the state of California. The Company is wholly owned by ABD Insurance and Financial Services, Inc. (the "Shareholder"). The Company maintains its headquarters in the San Francisco Bay Area and operates throughout the United States of America. The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in April 2014. The Company provides advisory services to companies and their retirement plans and investments on a fee basis and receives referral commissions from investment brokerage firms.

Note 2 - Summary of significant accounting policies:

Use of estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Cash and cash equivalents - The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts receivable - Accounts receivable represents estimated amounts due from investment brokerage companies and fee based clients for commissions and fees earned based on contractual terms but not yet collected. Management reviews accounts receivable for potential collection risks and sets up an allowance for doubtful accounts if collection of a receivable becomes unlikely. The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided.

Commissions and fees - The Company generates revenue by receiving commissions from various investment brokerages. The Company recognizes revenue in accordance with the terms and conditions specified in its commission agreements with the brokerages. The Company generates fees by providing retirement plan and retirement investment advisory services to companies. The Company recognizes revenue in accordance with the terms and conditions specified in its engagement letters with each of its clients. Revenues are recognized when earned either by fee contract or over the service period or on a trade date basis.

Fair value of financial instruments - Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

6

Note 2 - Summary of significant accounting policies (continued):

Income taxes - The Company is a Qualified Sub-chapter S Corporation subsidiary and is disregarded for income tax purposes and income taxes are paid at the individual shareholder level. Accordingly, the Company makes no provision for federal income taxes. The Company files consolidated income tax returns with its Shareholder, also a Sub-chapter S Corporation, and computes income taxes as though it is filing on a standalone basis. California S Corporation income taxes resulting from the Company's taxable income are calculated based on 1.5% of the Company's taxable income. The amount of California income tax payable is included in due to shareholder on the balance sheet. Deferred income taxes are considered for the tax consequences in future years resulting from differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on currently enacted tax laws and statutory tax rates. Deferred taxes, if any, are immaterial.

The Company evaluates its tax positions for any potential uncertain tax positions. If applicable, the Company accrues for those positions identified which are not deemed more likely than not to be sustained if challenged and recognizes interest and penalties on any unrecognized tax benefits as a component of the provision for income taxes.

The federal and California income tax returns of the Company's Shareholder remain subject to examination from the filing date to the specific governmental agency statute of limitations. The Company is no longer subject to tax examinations for tax years prior to 2013. The Company did not have any non-recognized tax positions as of December 31, 2017, and has not accrued interest or penalties related to uncertain tax positions.

Recent accounting pronouncements - In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326)" ("ASU 2016-13"), which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2019 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. Management is continuing to evaluate the impact of the adoption of this standard and all subsequent amendments on the financial statements and does not expect a material impact.

Note 2 - Summary of significant accounting policies (continued):

Recent accounting pronouncements (continued) - In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("ASU 2014-09"), which supersedes the revenue recognition requirements in Accounting Standards Codification ("ASC") 606, "Revenue Recognition." ASU 2014-09 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. On July 9, 2015, the FASB decided to delay the effective date of the new standard by one year. The new guidance allows for the standard and all subsequent amendments to be applied either retrospectively to each prior reporting period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. ASU 2014-09 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Management is continuing to evaluate the impact of the adoption of this standard and all subsequent amendments on the financial statements.

Subsequent events - The Company has evaluated subsequent events through February 27, 2018, the date which the financial statements were issued.

Note 3 - Net capital requirements:

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2017, the Company's net capital was $799,653 which exceeded the requirement by $794,653.

Note 4 - Risk concentrations:

For the year ending December 31, 2017, approximately 27% of commissions and fees were earned from one investment brokerage. At December 31, 2017, approximately 26% of accounts receivable was due from this investment brokerage.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. The Company places its cash and cash equivalent deposits with high quality financial institutions in the United States of America. Cash balances are in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

Note 5 - Litigation:

In the normal course of operations, the Company is involved with certain claims and disputes, and is subject to periodic examinations by regulatory agencies. Based on consultation with legal counsel, it is the opinion of the Company's management that liabilities, if any, arising from such claims, disputes, or examinations would not have a material effect on the Company's financial position.

Note 6 - Related party transactions:

The Company has an expense sharing agreement with the Shareholder. The Shareholder provides office space and pays most overhead expenses for the Company. The Company has no obligation to reimburse or compensate the Shareholder. The Company's results of operations and financial position would differ significantly if the entities were autonomous. The Shareholder also pays all direct broker dealer expenses of the Company which are recorded by the Company and reimbursed throughout the year.

At December 31, 2017, $20,665 was due to the Shareholder for regulatory operating expenses and the Company's allocation of California income taxes that were paid or incurred by the Shareholder and which will be reimbursed by the Company in 2018.

SUPPLEMENTAL INFORMATION

ABD RETIREMENT SERVICES, INC.
Supplemental Schedules
December 31, 2017
Schedule I

**Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission**

As of December 31, 2017

Total shareholder's equity	$	1,936,530
Less: Non-allowable assets		
Accounts receivable		1,134,521
Prepaid expenses		2,356
Total non-allowable assets		1,136,877
Net capital		799,653
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $43,447 or $5,000, whichever is greater		5,000
Excess net capital	$	794,653

**Reconciliation with Company's Net Capital Computation
(Included in Part II of the Amended Form X-17A-5 as of December 31, 2017)**

There were no material differences noted in the Company's amended net capital computation at December 31, 2017. The amended FOCUS report was filed on February 27, 2018.

ABD RETIREMENT SERVICES, INC.
Supplemental Schedules
December 31, 2017
Schedule II

**Computation for Determination of Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission**

For the Year Ended December 31, 2017

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15-c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2017

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES LLP   _Certified Public Accountants_

675 Ygnacio Valley Road, Suite A200   _(925) 933-2626_
Walnut Creek, CA 94596   _Fax (925) 944-6333_

Review Report of Independent Registered Public Accounting Firm

To the Shareholder of
ABD Retirement Services, Inc.

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) ABD Retirement Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ernst Wintter + Associates LLP

Walnut Creek, California

February 27, 2018



SEA 15c3-3 Exemption Report

I, Chris Call, President of ABD Retirement Services, Inc. (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption from 17 C.F.R. §240.15c3-3;

2. The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2017 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in 17 C.F.R. §240.15c3-3(k).

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct. The Company does not handle cash or securities on behalf of customers.

Respectfully submitted,

DocuSigned by:

Chris Call

5F60C7E29F574F3...

Chris Call
President, ABD Retirement Services, Inc.

February 9, 2018